Exhibit 99.1

For Immediate Release

Bell reinstates Cdn $3-billion MTN program, announces offering of MTN Debentures

MONTRÉAL, June 13, 2012 — Bell Canada (Bell) today announced the reinstatement of its Cdn $3-billion Medium Term Notes (MTN) program and the public offering of Cdn $1 billion of MTN debentures fully and unconditionally guaranteed by BCE Inc. (BCE, TSX, NYSE: BCE).

Bell filed with the securities regulatory authorities, in all the provinces of Canada as well as with the U.S. Securities and Exchange Commission (SEC), a prospectus supplement to a short form base shelf prospectus dated August 15, 2011. This filing was made to reinstate Bell’s MTN program and enables Bell to offer up to Cdn $3 billion of MTN Debentures from time to time until September 2013, providing Bell with financial flexibility and efficient access to Canadian and U.S. capital markets.

Bell also entered into a dealer agreement with certain dealers, under which the dealers have agreed to act as agents, principals or underwriters with respect to future offerings of MTN Debentures.

Public offering of Cdn $1 billion of MTN Debentures

Bell is proceeding with a public offering of Cdn $1 billion of MTN Debentures pursuant to its MTN program.

The Cdn $1 billion 3.35% MTN Debentures, Series M-25, will mature on June 18, 2019 and will be issued at a price of Cdn $99.839 per $100 principal amount for a yield to the investor of 3.376% per annum compounded semi-annually.

The net proceeds of the offering are intended to be used for general corporate purposes, including the repayment of outstanding commercial paper, and funding a portion of the cost of BCE’s acquisition of Astral Media Inc. (Astral), which is expected to close in the second half of 2012.

The Series M-25 MTN Debentures are being offered in all provinces of Canada and in the United States to institutional investors that satisfy applicable state registration exemptions through a syndicate of agents. Closing of the offering is expected to occur on June 18, 2012. Bell will file a pricing supplement relating to this issue with the securities regulatory authorities in all provinces of Canada and with the SEC in the United States.

There shall be no offer, solicitation or sale of securities of Bell in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

A copy of the pricing supplement, the accompanying prospectus supplement and prospectus for the offering may be obtained from the Investor Inquiries contact listed below.

About Bell

Bell is Canada’s largest communications company, providing consumers and business with solutions to all their communications needs: Bell Mobility wireless, high-speed Bell Internet, Bell Satellite TV and Bell Fibe TV, Bell Home Phone local and long distance, and Bell Business Markets IP-broadband and information and communications technology (ICT) services. Bell Media is Canada’s premier multimedia company with leading assets in television, radio and digital media, including CTV, Canada’s #1 television network, and the country’s most-watched specialty channels.

The Bell Mental Health Initiative is a multi-year charitable program that promotes mental health across Canada via the Bell Let’s Talk anti-stigma campaign and support for community care, research and workplace best practices. To learn more, please visit Bell.ca/LetsTalk.

Bell is wholly owned by BCE (TSX, NYSE: BCE). For BCE corporate information, please visit BCE.ca. For Bell product and service information, please visit Bell.ca. For Bell Media, please visit BellMedia.ca.

Caution Concerning Forward-Looking Statements

This news release contains forward-looking statements relating to the expected timing and completion of the proposed sale of MTN Debentures, the use of the net proceeds of such sale and the expected timing and completion of BCE’s proposed acquisition of Astral. Such forward-looking statements are subject to important risks, uncertainties and assumptions, and accordingly the results or events predicted in these forward-looking statements may differ materially from actual results or events. The timing and completion of the proposed sale of the MTN Debentures is subject to customary closing terms and other risks and uncertainties. In addition, the timing and completion of the proposed acquisition of Astral is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, regulatory approvals. Accordingly, there can be no assurance that the proposed sale of MTN Debentures or the proposed acquisition of Astral will occur, or that they will occur at the expected time indicated in this news release or that any other forward-looking statement will materialize. The forward-looking statements contained in this news release are made as of the date of this news release and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statement contained in this news release whether as a result of new information, future events or otherwise.

For further information:

Media inquiries

Marie-Ève Francoeur

Bell Media Relations

514-391-5263

marie-eve.francoeur@bell.ca

Investor inquiries

Thane Fotopoulos

BCE Investor Relations

514-870-4619

thane.fotopoulos@bell.ca